

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/๑๖๘ /2005



Finance Department
Tel. 0-2537-4512/0-2537-4611

May 9 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Report on progress of Appraisal well in Vietnam 9-2

Reference is made to PTTEP Hoan Vu Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has 25% participation interest in the Vietnam 9-2 project. The other partners consist of SOCO Vietnam Limited, and Petrovietnam Exploration and Production Company with 25% and 50% interest respectively.

PTTEP wishes to announce that it began drilling its third appraisal well; CNV-3X, on January 30, 2005 in Ca Ngu Vang Structure (located in the East Vietnam Sea area, approximately 140 kilometers from Vung Tau province) and drilling reached a total depth of 6,123 meters, which was recognized as the longest directional hole in Vietnam. Currently, PTTEP has discovered crude oil and is in the process of testing the flow rate of the above-mentioned well. PTTEP will report the results in due course.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
MAY 23 2005
THOMSON
FINANCIAL

ทะเบียนเลขที่ บมจ. 532-33



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910 / L. 170 /2005

Finance Department
Tel. 0-2537-4509

May 9 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2002

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors, management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 111. The first exercise date was July 31, 2003.

Please be informed that on the eighth exercise date of April 29, 2005, a total of 9 people who are PTTEP management and employees exercised the warrants for total amount of 9,200 shares, resulting in the remaining outstanding warrants of 1,066,000 units, and the remaining shares reserved for the exercise of warrants of 1,066,000 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants, in accordance with the announcement of Securities & Exchange Commission Kor Jor 12/1995 (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,000,000 shares

Exercise price 111 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing May 13, 2002

Effective date of filing July 30, 2002

Exercise date for this report April 29, 2005

Exercise price for this report 111 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	-	-	-	-
Director	-	-	-	-
Management and Employee	9	9,200	9,200	0.46
PTT Employee**	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	9	9,200	9,200	0.46

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

82-3827

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	-	-	-	-
Director	-	-	-	-
Management and Employee	9	9,200	9,200	0.46
PTT Employee**	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	9	9,200	9,200	0.46

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

934,000 units

82-3327

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

934,000 shares

3.6 The remaining units of unconverted warrants

1,066,000 units

3.7. The remaining number of reserved shares for the exercise of warrants

1,066,000 shares

It is certified that the information in this report is true and accurate.



(Maroot Mrigadat)

President

File No. 82-3827
ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910 / L.171 /2005

Finance Department
Tel. 0-2537-4509

May 9 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 117. The first exercise date was July 30, 2004.

Please be informed that on the fourth exercise date of April 29, 2005, a total of 12 people who are PTTEP management, and employees exercised the warrants for total amount of 7,300 shares, resulting in the remaining outstanding warrants of 1,541,200 units, and the remaining shares reserved for the exercise of warrants of 1,541,200 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants, in accordance with the announcement of Securities & Exchange Commission Kor Jor 12/1995 (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,000,000 shares

Exercise price 117 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report April 29, 2005

Exercise price for this report 117 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	12	7,300	7,300	0.37
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	12	7,300	7,300	0.37

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	12	7,300	7,300	0.37
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	12	7,300	7,300	0.37

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

458,800 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

458,800 shares

3.6 The remaining units of unconverted warrants

1,541,200 units

3.7. The remaining number of reserved shares for the exercise of warrants

1,541,200 shares

It is certified that the information in this report is true and accurate.



(Maroot Mrigadat)

President